08027954

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 2 9 2008

Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walter Greenblatt & Associates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 NASSAU STREET
(No. and Street)

PRINCETON (City) NJ (State) 08540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEHMAN, NEWMAN & FLYNN CPA'S
(Name – *if individual, state last, first, middle name*)

14 PENN PLAZA, SUITE 2220 (Address) NEW YORK (City) N.Y. (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

OATH OR AFFIRMATION

I, WALTER GREENBLATT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALTER GREENBLATT & ASSOCIATES, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Walter C Greenblatt
Signature

Managing Director
Title

Notary Public

ROBERT SHERRIER, JR.
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES MAY 30, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALTER GREENBLATT & ASSOCIATES, LLC

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS

WALTER GREENBLATT & ASSOCIATES, LLC
INDEPENDENT AUDITORS' REPORT
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

LEHMAN, NEWMAN & FLYNN
CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, C.P.A.
BARRY NEWMAN, C.P.A.
SCOTT P. FLYNN, C.P.A.
LAWRENCE A. VOLLARO, C.P.A.

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.lnfcpa.com

Members:
American Institute of CPA's
New York State Society of CPA's

To the Member of
Walter Greenblatt & Associates, LLC
Princeton, NJ

We have audited the accompanying statement of financial condition of Walter Greenblatt & Associates, LLC as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walter Greenblatt & Associates, LLC as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principle generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I, II, III and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lehman, Newman & Flynn

Lehman, Newman & Flynn
February 11, 2008

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current assets:	
Cash	$280,379
Accounts receivable	56,006
Prepaid expenses	2,992
Total current assets	339,377
Investments in Advanced BioHealing	50,062
Investment in Azure Therapeutics	34,050
Total assets	$423,489

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Credit card payable	$ 418
Total current liabilities	418
Members' equity	423,071
Total liabilities and members' equity	$423,489

The accompanying notes and accountants' review report are an integral part of this statement.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

Revenue	$ 516,595
Operating expenses:	
Pension expense	138,200
Outside services	72,400
Professional fees	38,143
Office supplies and expense and other	13,612
Travel expenses	9,216
Insurance expense	8,413
Auto expense	6,942
Telephone expense	6,758
Meals and Entertainment	4,848
Total operating expenses	298,532
Net income before depreciation	$ 218,063
Depreciation	2,218
Net income	215,845
Members' equity January 1, 2007	404,946
Distributions	(197,720)
Members' equity – December 31, 2007	$ 423,071

The accompanying notes and accountants' review report
are an integral part of this statement.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net income	$ 215,845
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	2,218
Accounts receivable	60,569
Prepaid expenses	(2,992)
Credit card payable	(124)
Net cash provided by operating activities	275,516
Cash flows from investing activities:	
Purchase of equipment	(2,218)
Investment in Azure Therapeutic	(34,050)
Net cash used in investing activities	(36,268)
Cash flows from financing activities:	
Distributions to member	(197,720)
Net increase in cash	41,528
Cash at beginning of year	238,851
Cash at end of year	$ 280,379
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	$ -0-
Cash paid during the year for taxes	$ -0-

The accompanying notes and accountants' review report are an integral part of this statement.

1. Summary of Significant Accounting Policies

BUSINESS DESCRIPTION

Walter Greenblatt & Associates, LLC offers business consulting and investment banking services to public and private, middle market and early stage companies in the biotech and healthcare related sectors. Consulting services include business plan development, strategic planning and market research and valuation.

USE OF ESTIMATES

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

Under existing provisions of the Internal Revenue Code, the income or loss of a limited liability company is recognized by the members for income tax purposes. Accordingly, no provision for income tax has been provided for in the accompanying financial statements.

REVENUE RECOGNITION

The Company recognizes revenue when services are performed.

METHOD OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

2. Investment in Advanced BioHealing, Inc.

Advanced BioHealing, Inc. is a biomedical company commercializing products based on its proprietary cell culture and tissue preservation technologies. In 2007, the company acquired from Smith & Nephew DermaGraft ™, a leading product in the field, relaunched the product and commenced commercial sales. Celaderm, the company's lead internally developed product, may represent a significant step forward in advanced wound care technology. It is expected to be less expensive to produce and easier to inventory at the point of care than many other bioengineered skin products. The investment is stated at cost.

3. Investment in Azure Therapeutics

Azure Therapeutics is a seed stage company that has developed a proprietary topical non-antihistamine, non-steroidal product for the relief of chronic itch. The investment represents a conversion from accounts receivable based on an agreement with the company and is stated at cost.

(CONTINUED)

4. Net Capital

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital is computed under Rule 15c3-1, was $279,961 at December 31, 2007, which exceeded required net capital of $5,000 by $274,961. The ratio of aggregate indebtedness to net capital at December 31, 2007 was .1%.

5. Pension Plan

The Company maintains a qualified defined benefit pension plan and a 401(k) plan. The company's policy is to fund, at a minimum, the amount necessary on an actuarial basis to provide for benefits in accordance with the requirements of the Employee Retirement Income Security Act of 1974. Pension benefits are generally based on years of service and/or compensation. As of December 31, 2007, the plan was fully funded.

6. Concentration of Credit Risk

Cash

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal.

Accounts Receivable

Accounts receivable from trade customers are generally due within thirty days. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. 100% of the company's total sales were made to four customers. At December 31, 2007 the reserve for bad debt is $-0-.

WALTER GREENBLATT & ASSOCIATES, LLC

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2007

SCHEDULE 1

WALTER GREENBLATT & ASSOCIATES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2007

Total ownership equity from statement of financial condition	$ 423,071
Total nonallowable assets from statement of financial condition	143,110
Net capital before haircuts on securities positions	279,461
Haircuts on securities	-
Net capital	$ 279,461
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 418
Total aggregate indebtedness	418
Percentage of aggregate indebtedness to net capital	.1%
Computation of basic net capital requirement:	
Minimum net capital required (6.67% of A.I.)	1
Minimum dollar net capital requirement of reporting broker or dealer	5,000
Net capital requirement	5,000
Excess net capital	274,461
Excess net capital at 1000%	$ 279,419

SCHEDULE 1 (CONTINUED)

WALTER GREENBLATT & ASSOCIATES, LLC

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
(X-17A-5)

AT DECEMBER 31, 2007

	Focus Report- Part IIA Period ended December 31, 2007	Adjustments	Annual Financial Statements At December 31, 2007
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition (adjustment reflects pension accrual)	$ 402,991	$ 20,080	$ 423,071
Deductions and/or charges;			
Total nonallowable assets from statement of financial condition	123,030	20,080	143,110
Haircuts on securities	-	-	-
Total deductions	123,030	20,080	143,110
Net capital	$ 279,961	$ -	$279,961

SCHEDULE II

WALTER GREENBLATT & ASSOCIATES, LLC

INFORMAITON RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2007

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the timeframes specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

SCHEDULE III

WALTER GREENBLATT & ASSOCIATES, LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2007

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

WALTER GREENBLATT & ASSOCIATES, LLC

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
REULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2007

Walter Greenblatt & Associates, LLC, is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LEHMAN, NEWMAN & FLYNN

CERTIFIED PUBLIC ACCOUNTANTS
14 PENN PLAZA
SUITE 2220
NEW YORK, NEW YORK 10122

MARTIN M. LEHMAN, C.P.A.
BARRY NEWMAN, C.P.A.
SCOTT P. FLYNN, C.P.A.
LAWRENCE A. VOLLARO, C.P.A.

TEL: (212) 736-2220
FAX: (212) 736-8018
WEB: www.lnfcpa.com

Members:
American Institute of CPA's
New York State Society of CPA's

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Member of
Walter Greenblatt & Associates, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Walter Greenblatt & Associates, LLC (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Walter Greenblatt & Associates, LLC for the year ended December 31, 2007 and this report does not affect our report thereon dated February 11, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lehman, Newman & Flynn CPAs
Certified Public Accountants
New York, NY
February 11, 2008

END